Exhibit 2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2015 and 2014 included as Exhibit 1 to the Report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2014, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2014 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells. Our TandAbs have the ability to bring NK-cells or T-cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture, our TandAbs bind to their targets with high affinity and have half-lives that allow intravenous administration rather than require continuous infusion. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to-date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through August 4, 2015, we have raised an aggregate of €152.1 million through our public offerings as well as private issuances of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of June 30, 2015, we had an accumulated deficit of €106.7 million.

We expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

Recent Developments

In early 2015, Affimed was awarded a €2.4 million ($3 million) grant program from the German Federal Ministry of Education and Research (BMBF) to support development of dual tumor targeting antibodies for enhanced selectivity in immune cell engaging therapy. The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology – BioChance” program, will cover approximately 40% of expenses for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma.

On May 12, 2015 we announced the closing of our previously announced public offering of 5,750,000 of our common shares at a public offering price of $7.15 per common share. The total amount includes 750,000 common shares issued pursuant to the underwriters’ option to purchase additional shares which was exercised on May 7, 2015. After deducting the underwriting discounts and other offering expenses, the net proceeds of the public offering were €33.5 million ($37.5 million).

At the American Society of Clinical Oncology (ASCO) 2015 Annual Meeting in June 2015 we presented data from a preclinical TandAb candidate (AMV-564, formerly T564), which was developed by Affimed and its partners Amphivena and Janssen as part of a collaborative CD33/CD3 program for the treatment of acute myeloid leukemia (AML). Overall, using various combinations of 10 human anti-CD33 variable domains, 4 human anti-CD3 variable domains and different middle linkers, our proprietary platform has enabled generating more than 150 unique CD33/CD3 TandAbs for further evaluation.

At the ASCO 2015 Annual Meeting we also provided details on preclinical data from a combination study of our lead candidate AFM13 with checkpoint modulators, including an anti PD-1 checkpoint inhibitor. Data shown outlines the results of four preclinical studies conducted by Dr. Holbrook Kohrt at Stanford University in Patient-Derived Tumor Xenograft (PDX) mice to analyze AFM13 in combination with checkpoint modulators.

Furthermore, in June 2015 the Company was added to the Russell 2000® index. The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity market.

The phase 2a clinical trial of AFM13 in Hodgkin Lymphoma, or HL, was initiated and the first patient was recruited. We expect that interim data will be available in the first half of 2016. Final data are expected by the end of 2016.

Collaboration and License Agreements

There have been no material structural changes to our collaboration and license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Collaboration Agreements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Annual Report.

In consideration for the achievement of the third milestone of the Amphivena collaboration we are eligible to receive a milestone payment of €7.5 million which will be paid in three installments. The first instalment of €1.3 million was paid in the first quarter 2015.

In consideration for the achievement of further milestones of the LLS collaboration we have received payments of €0.9 million in the second quarter 2015 and €0.7 million in July 2015.

Research and Development Expense

We will use our existing cash and cash equivalents and the net proceeds of the May 2015 offering primarily to fund research and development expenses. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•	AFM13. The phase 2a clinical trial of AFM13 in Hodgkin Lymphoma, or HL, was initiated and the first patient was recruited. In addition we plan to support an additional phase 1b/2a investigator initiated trial in CD30+ lymphoma and a Phase 1b trial of AFM13 in combination with a CPI (checkpoint inhibitor). We anticipate that our research and development expenses will increase substantially in connection with the preparation and commencement of these clinical trials. In addition we are also manufacturing clinical trial material and are investigating commercial scale production options.

•	AFM11. AFM11-101: We have recently submitted an amendment to our ongoing phase 1 clinical trial protocol in patients with non-Hodgkin Lymphoma, or NHL, to modify the dose regimen of AFM11. We believe that the new dose regimen provides a better opportunity to investigate potential benefits of AFM11 related to the molecular characteristics of TandAbs, i.e. the longer half-life compared to BITEs. Due to the amended dose-escalation in the protocol, the trial may require more patients compared to the original protocol.

AFM11-102: We have decided to investigate AFM11 in acute lymphocytic leukemia, or ALL, in a separate phase 1 clinical trial (AFM11-102) and not, as originally planned, sequentially after NHL within study AFM11-101. The preparation of AFM11-102 is ongoing.

Therefore, we anticipate that our research and development expenses for the AFM11 program will increase. In 2014 and in the first two quarters of 2015, costs predominantly were related to the conduct of our phase 1 clinical trial AFM11-101.

•	Other development programs. Our other research and development expenses relate to our preclinical studies of AFM21, our Amphivena collaboration and discovery activities. We have allocated a material amount of the proceeds of the May 2015 offering to future discovery activities. The expenses mainly consist of salaries, costs for production of material for preclinical testing and costs paid to contract research organizations in conjunction with preclinical testing.

•	Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects.

Results of Operations

The numbers below have been derived from our unaudited interim condensed consolidated financial statements as of and for the three and six month periods ended June 30, 2014 and 2015. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2014 and 2015

	Three months ended June 30,
	2014	2015
	(unaudited) (in € thousand)

Total Revenue:	687	2,210
Other income/(expenses)—net	68	104
Research and development expenses	2,059	(5,605)
General and administrative expenses	4,384	(1,676)
Operating income/(loss)	7,198	(4,967)
Finance income/(costs)—net	6,197	(217)
Income/(loss) before tax	13,395	(5,184)
Income taxes	(41)	0
Income/(loss) for the period	13,354	(5,184)
Total comprehensive income/(loss)	13,354	(5,184)
Earnings/(loss) per common share in € per share (undiluted)	0.90	(0.19)
Earnings/(loss) per common share in € per share (diluted)	0.90	(0.19)

Revenue

Revenue increased by 222% from €0.7 million in the three months ended June 30, 2014 to €2.2 million for the three months ended June 30, 2015, mainly due to the revenue recognition upon achievement of milestones pursuant to the LLS collaboration and continuance of research and development services provided to Amphivena.

Research and development expenses

	Three months ended June 30,
R&D Expenses by Project	2014	2015	Change %
	(unaudited) (in € thousand)
Project
AFM13	484	1,887	290%
AFM11	674	195	(71%)
Other projects and infrastructure cost	1,135	3,376	197%
Share-based payment expense/(credit)	(4,352)	147	--
Total	(2,059)	5,605	--

Research and development expenses amounted to €5.6 million in the three months ended June 30, 2015 compared to a credit to research and development expenses of €2.1 million in the three months ended June 30, 2014. In the three months period ended June 30, 2014 research and development expenses were largely affected by the change of the estimated fair value of our share-based payment awards resulting in a credit of €4.4 million. Research and development expenses in the second quarter 2015 included compensation expense for share-based compensation awards of €0.1 million relating to the ESOP 2014. The variances in project-related expenses between the three months ended June 30, 2014 and the corresponding period in 2015 are mainly due to the following projects:

•	AFM13. In the three months ended June 30, 2015 we incurred significantly higher expenses than in the three months ended June 30, 2014 primarily due to the production of clinical material and preparation for our phase 2a clinical trial in the 2015 period.

•

AFM11.  In the three months ended June 30, 2015, research and development expenses were lower than in the three months ended June 30, 2014, primarily due to higher expenses associated with the production of the clinical study material and the preparation of the AFM11-101 study in the 2014 period.

•

Other projects and infrastructure cost.  In the three months ended June 30, 2015, expenses were significantly higher than in the three months ended June 30, 2014 primarily due to higher expenses associated with our internal R&D activities in the 2015 period. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We expect that cost for other projects will increase over time as we have allocated a significant fraction of the R&D budget to enhance the internal R&D activities. We expect that also our infrastructure related cost might increase as we have to provide more personnel and infrastructure resources.

 General and administrative expenses

General and administrative expenses amounted to €1.7 million in the three months ended June 30, 2015 compared to a credit to general and administrative expenses of €4.4 million in the three months ended June 30, 2014. In the three months period ended June 30, 2014, general and administrative expenses were largely affected by the change of the estimated fair value of our share-based payment awards resulting in a credit of €5.8 million. General and administrative expenses in the second quarter 2015 include compensation expense for share-based compensation awards of €0.3 million relating to the ESOP 2014. Without the effects of share-based payments, general and administrative expenses were almost unchanged in the three months ended June 30, 2014 and 2015.

Finance income / (costs)-net

Finance costs for the three months ended June 30, 2015 totaled €0.2 million, compared with finance income of €6.2 million for the three months ended June 30, 2014. The second quarter of 2014 was primarily affected by the gain from the decrease in the fair value of the derivative conversion feature embedded in the convertible loan totaling of €7.6 million, offset by interest accreting on the preferred shares of €1.2 million. These preferred shares and convertible loan were no longer outstanding in 2015. Without these effects, finance costs were €0.2 million in the three months ended June 30, 2014 and 2015.

Comparison of the six months ended June 30, 2014 and 2015

	Six months ended June 30,
	2014	2015
	(unaudited) (in € thousand)

Total Revenue:	1,409	4,748
Other income/(expenses)—net	113	333
Research and development expenses	(3,287)	(8,526)
General and administrative expenses	(351)	(3,524)
Operating loss	(2,116)	(6,969)
Finance income/(costs)—net	(204)	301
Loss before tax	(2,320)	(6,668)
Income taxes	28	0
Loss for the period	(2,292)	(6,668)
Total comprehensive loss	(2,292)	(6,668)
Loss per common share in € per share (undiluted)	(0.15)	(0.26)
Loss per common share in € per share (diluted)	(0.15)	(0.26)

Revenue

Revenue increased by 237% from €1.4 million in the six months ended June 30, 2014 to €4.7 million for the six months ended June 30, 2015, mainly due to the revenue recognition upon achievement of milestones pursuant to the Amphivena and LLS collaborations of €4.4 million in 2015 compared to €1.1 million in 2014.

Research and development expenses

	Six months ended June 30,
R&D Expenses by Project	2014	2015	Change %
	(unaudited) (in € thousand)
Project
AFM13	633	3,153	398%
AFM11	1,049	496	(53%)
Other projects and infrastructure costs	2,375	4,638	95%
Share-based payment expense/(credit)	(770)	239	--
Total	3,287	8,526	159%

Research and development expenses increased from €3.3 million in the six months ended June 30, 2014 to €8.5 million in the six months ended June 30, 2015. In the six months ended June 30, 2014, research and development expenses were affected by the change of the estimated fair value of our share-based payment awards resulting in a credit of €0.8 million. Research and development expenses in the six months ended June 30, 2015 included compensation expense for share-based compensation awards of €0.2 million relating to the ESOP 2014. The variances in project related expenses between the six months ended June 30, 2014 and the corresponding period in 2015 are mainly due to the following projects:

•	AFM13. In the six months ended June, 2015, we incurred significantly higher expenses than in the six months ended June 30, 2014 primarily due to the production of clinical material for our phase 2a clinical trial and preparation for the clinical trial in the 2015 period.

•

AFM11.  In the six months ended June 30, 2015, research and development expenses were lower than in the six months ended June 30, 2014, primarily due to higher expenses associated with the production of the clinical study material and preparation for the AFM11-101 study in 2014.

•	Other projects ad infrastructure costs. In the six months ended June 30, 2015, expenses were significantly higher than in the six months ended June 30, 2014 primarily due to higher expenses associated with the Amphivena collaboration in the 2015 period. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We expect that cost for other projects will increase over time as we have allocated a significant fraction of the R&D budget to enhance the internal R&D activities. We expect that also our infrastructure related cost might increase as we have to provide more personnel and infrastructure resources.

General and administrative expenses

General and administrative expenses increased from €0.4 million in the six months ended June 30, 2014 to €3.5 million in the six months ended June 30, 2015. In the six months ended June 30, 2014, general and administrative expenses were largely affected by the change of the estimated fair value of our share-based payment awards resulting in a credit of €1.8 million. General and administrative expenses in the six month ended June 30, 2015 include compensation expense for share-based compensation awards of €0.5 million relating to the ESOP 2014.

Finance income / (costs)-net

Finance income for the six months ended June 30, 2015 was €0.3 million, compared with finance costs of €0.2 million for the six months ended June 30, 2014. The six months ended June 30, 2015 include foreign exchange gains of €0.6 million compared to losses of €46 thousand in 2014.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans from existing shareholders, grants and revenues from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2014 and 2015:

	Six months ended June 30,
	2014	2015
	(unaudited)
	(in € thousand)

Net cash used in operating activities	(3,497)	(7,848)
Net cash used for investing activities	(42)	(88)
Net cash from financing activities	1,188	33,502
Net changes to cash and cash equivalents	(2,351)	25,566
Cash and cash equivalents at the beginning of the period	4,151	39,725
Exchange rate related changes of cash and cash equivalents	0	1,028
Cash and cash equivalents at the end of the period	1,800	66,319

Net cash used in operating activities of €7.8 million in the six months ended June 30, 2015 is mainly higher than net cash of €3.5 million used in 2014 due to higher cash expenditure for research and development efforts and higher general and administrative cost. Net cash from financing activities in the six months ended June 30, 2015 includes the proceeds from the issuance of common shares in the May 2015 public offering, net of issuing costs.

Cash and Funding Sources

In January 2015, we announced that we had been awarded a €2.4 million ($3 million) grant from the German Federal Ministry of Education and Research (BMBF). The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology–BioChance” program, will cover approximately 40% of expenses for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma. The grant payments are scheduled over a period until the end of 2017.

On May 12, 2015 we announced the closing of our offering of 5,750,000 common shares at a public offering price of $7.15 per common share. The total amount includes 750,000 common shares issued pursuant to the underwriters’ option to purchase additional shares which was exercised on May 7, 2015. After deducting the underwriting discounts and other offering expenses, the net proceeds of the public offering were €33.5 million ($37.5 million).

Our cash and cash equivalents as of June 30, 2015 were €66.3 million.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates AFM13, AFM11 and AFM21. If we receive regulatory approval for AFM13, AFM11 or AFM21, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least until the third quarter of 2017. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing or otherwise obtaining clinical supplies, and establishing commercial supplies, of our product candidates, any products that we may develop and other materials that may be required to conduct clinical trials of our product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-balance sheet arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

During the six months ended June 30, 2015, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

The Company has not yet determined the impact of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) which have been issued by the IASB but not yet adopted on our financial statements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of June 30, 2015, our accumulated deficit was €106.7 million;

•	the chance our clinical trials may not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether the clinical development steps up to commercialization will gain regulatory approval;

•	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Amphivena and Amphivena’s other investors and partners, including MPM Capital, Aeris Capital and Janssen, and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk Factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.